Ballard Power Systems Inc.

News Release

Ballard Signs Supply Agreement with H2 Logic A/S for Materials Handling Market

For Immediate Release – January 15, 2008

VANCOUVER, CANADA – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced it has signed a two-year supply agreement with Danish system integrator H2 Logic A/S, to supply fuel cells for products developed for the materials handling market.

“This agreement with H2 Logic is evidence of the growing interest in fuel cell-powered forklift solutions,” said Mike Rosenberg, Ballard’s Director, Materials Handling. “Ballard continues to build a solid set of customer relationships in the materials handling space. This is our first strategic relationship with a European system integrator actively engaged in this market. While volumes under this supply agreement will be small initially, we see strong growth potential with H2 Logic.”

Under the agreement, H2 Logic will purchase Mark9 SSL™ and Mark1020 ACS™ fuel cell products from Ballard and integrate these into fuel cell hybrid systems targeted for various materials handling vehicles such as forklifts for warehouses and distributions centers.

“Ballard’s technology has proven itself in terms of performance, reliability and ease of integration,” said Mikael Sloth, Business Development Manager at H2 Logic. “We are excited to develop and commercialize H2 Logic’s next generation of fuel cell hybrid systems for materials handling with Ballard as a strategic supplier.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About H2 Logic A/S
H2 Logic is a world leading developer of Motive Power Solutions consisting of a Fuel Cell Hybrid System and a supporting Hydrogen Refueling that can satisfy the need of motive power in various transport applications. www.h2logic.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.